UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                 Pope Resources, A Delaware Limited Partnership
         ---------------------------------------------------------------
                                (Name of Issuer)


                            Limited Partnership Units
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    732857107
         --------------------------------------------------------------
                                 (CUSIP Number)


                                  March 3, 2009
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      [ ] Rule 13d-1(b)

      |X| Rule 13d-1(c)

      [ ] Rule 13d-1(d)


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CUSIP NO. 732857107                SCHEDULE 13G                     Page 2 of 6
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1    NAME OF REPORTING PERSON

     Stafford Timberland V Investment Nominee Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
     Not Applicable.
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    269,355
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           269,355
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     269,355
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.78%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


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CUSIP NO. 732857107                SCHEDULE 13G                     Page 3 of 6
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Item 1(a).        Name of Issuer:

                  Pope Resources, A Delaware Limited Partnership

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  19245 10th Avenue NE, Poulsbo, Washington  98370

Item 2(a).        Name of Person Filing:

                  Stafford Timberland V Investment Nominee Ltd.

Item 2(b).        Address of Principal Business Office:

                  49/50 Eagle Wharf Road
                  London N17ED
                  United Kingdom

Item 2(c).        Citizenship:

                  United Kingdom

Item 2(d).        Title of Class of Securities

                  Limited Partnership Units

Item 2(e).        CUSIP Number:

                  732857107


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CUSIP NO. 732857107                SCHEDULE 13G                     Page 4 of 6
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Item 3.           If this statement is filed pursuant to rule
                  240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      ___      Broker or dealer registered under Section 15
                                    of the Act (15 U.S.C. 78o);

                  (b)      ___      Bank as defined in Section 3(a)(6) of the
                                    Act (15 U.S.C. 78c);

                  (c)      ___      Insurance company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c);

                  (d)      ___      Investment company registered under
                                    Section 8 of the Investment Company Act of
                                    1940 (15 U.S.C. 80a-8);

                  (e)      ___      An investment adviser in accordance with
                                    ss. 240.13d-1(b)(1)(ii)(E);

                  (f)      ___      An employee benefit plan or endowment
                                    fund in accordance with ss.
                                    240.13d-1(b)(1)(ii)(F);

                  (g)      ___      A parent holding company or control
                                    person in accordance with ss.
                                    240.13d-1(b)(1)(ii)(G);

                  (h)      ___      A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813);

                  (i)      ___      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                  (j)      ___      A non-U.S. institution in accordance
                                    with ss. 240.13d-1(b)(1)(ii)(J);

                  (j)      ___      Group, in accordance with ss.
                                    240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership

                  (a) Amount beneficially owned: 269,355

                  (b) Percent of class: 5.78%

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote: 269,355

                           (ii) Shared power to vote or to direct the vote: -0-

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 269,355

                           (iv) Shared power to dispose or to direct the
                                disposition of: -0-


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CUSIP NO. 732857107                SCHEDULE 13G                     Page 5 of 6
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Item 5.           Ownership of Five Percent or Less of Class

                  Not Applicable.

Item 6.           Ownership of More Than 5 Percent on Behalf of Another Person

                  The Reporting Person is the nominee of Stafford International Timberland V Fund Limited Partnership and Stafford International Timberland V Trust, investment vehicles that collectively comprise the Stafford International Timberland V Fund. Stafford International Timberland V Fund Limited Partnership and Stafford International Timberland V Trust have the right to receive the distributions paid with respect to, and the proceeds of sales of, the limited partnership units of the Issuer described in Item 4(a) of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 732857107                SCHEDULE 13G                     Page 6 of 6
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Stafford Timberland V Investment Nominee Ltd.


                                   By:      /s/ Vince Cao
                                            ------------------------------------
                                   Name:    Vince Cao
                                            ------------------------------------
                                   Title:   Director
                                            ------------------------------------